UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Old Dominion Freight Line, Inc.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

679580100

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

800 East Canal Street

Richmond, VA 23219

(804) 775-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. John R. Congdon, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,973,095
	8	SHARED VOTING POWER 301,522[1]
	9	SOLE DISPOSITIVE POWER 2,973,095
	10	SHARED DISPOSITIVE POWER 301,522[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,274,617[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

[1]	This amount includes 92,128 shares held in trusts for the reporting person’s step children, for which the reporting person’s wife serves as trustee. The reporting person disclaims beneficial ownership of these shares.

1	NAMES OF REPORTING PERSONS. Jeffrey W. Congdon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,124,809
	8	SHARED VOTING POWER 294,380[1]
	9	SOLE DISPOSITIVE POWER 3,124,809
	10	SHARED DISPOSITIVE POWER 294,380[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,189[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

[1]	This amount includes 84,986 shares held in trusts for the reporting person’s step children, for which the reporting person’s wife serves as trustee. The reporting person disclaims beneficial ownership of these shares.

1	NAMES OF REPORTING PERSONS. Susan C. Terry I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,058,959
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,058,959
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

Note: This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 10, 2012, as amended on October 9, 2012 and June 9, 2014. Capitalized terms used in this Amendment No. 3 and not defined herein have the respective meanings assigned to such terms in the Schedule 13D, as previously amended.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated as follows:

The business address of each of the Reporting Persons is 300 Arboretum Place, Suite 600, North Chesterfield, VA 23236.

The third sentence in Item 2(c) is hereby amended and restated as follows:

ODTL’s address is 300 Arboretum Place, Suite 600, North Chesterfield, VA 23236.

Item 4.	Purpose of Transaction.

The second paragraph of Item 4 is hereby amended and restated as follows:

The Reporting Persons intend to hold for investment the Shares that they beneficially own and, aside from routine estate planning transactions, have no present plans to acquire or dispose of any Shares, but reserve the right to do so from time to time. Except as indicated above, the Reporting Persons have no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of Shares beneficially owned by John, Jeff and Susan are provided in Items 11 and 13 of each of their respective Cover Pages. Such information is incorporated herein by reference. The beneficial ownership percentage reflected on each Cover Page is based on the number of Shares reported as issued and outstanding in the Issuer’s most recent Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 7, 2016.

John is the indirect beneficial owner of 1,784,804 Shares held in the John R. Congdon, Jr. Revocable Trust, the John R. Congdon, Jr. 2012 GRAT #2, the John R. Congdon, Jr. 2013 GRAT #2, the John R. Congdon, Jr. 2015 GRAT, the John R. Congdon, Jr. 2016 GRAT and the John R. Congdon, JR. 2016 GRAT #2, for which he serves as trustee.

Jeff is the indirect beneficial owner of 1,634,576 Shares held in the Jeffrey W. Congdon Revocable Trust, the Jeffrey W. Congdon 2012 GRAT #2, the Jeffrey W. Congdon 2013 GRAT #2, the Jeffrey W. Congdon 2015 GRAT, the Jeffrey W. Congdon 2016 GRAT and the Jeffrey W. Congdon 2016 GRAT #2, for which he serves as trustee.

Susan is the indirect beneficial owner of 1,544,305 Shares held in the Susan C. Terry Revocable Trust, for which she serves as trustee.

John may be deemed to be the indirect beneficial owner of 1,188,291 Shares held in the following trusts for the benefit of Jeff’s children and grandchildren, for which John serves as trustee: the John R. Congdon Trust for Jeffrey W. Congdon, Jr., the John R. Congdon Trust for Mark R. Congdon, the Jeffrey W. Congdon 2012 Irrevocable Trust for Jeffrey W. Congdon, Jr., the Jeffrey W. Congdon 2012 Irrevocable Trust for Mark R. Congdon, the Jeffrey W. Congdon GRAT Remainder Trust, the Jeffrey W. Congdon, Jr. 2016 Irrevocable Trust for Lillian Grace Congdon and the Jeffrey W. Congdon, Jr. 2016 Irrevocable Trust for Jeffrey W. Congdon, III.

Jeff may be deemed to be the indirect beneficial owner of 1,490,233 Shares held in the following trusts for the benefit of John’s children and grandchildren, for which Jeff serves as trustee: the John R. Congdon Trust for Peter W. Congdon, the John R. Congdon Trust for Michael D. Congdon, the John R. Congdon Trust for Mary Evelyn Congdon, the John R. Congdon, Jr. 2012 Irrevocable Trust for Peter W. Congdon, the John R. Congdon, Jr. 2012 Irrevocable Trust for Michael

D. Congdon, the John R. Congdon, Jr. 2012 Irrevocable Trust for Mary Evelyn Congdon, the John R. Congdon, Jr. GRAT Remainder Trust, the Peter W. Congdon 2016 Irrevocable Trust for Ella Kate Congdon and the Peter W. Congdon 2016 Irrevocable Trust for Kinsley Ann Congdon.

Both Jeff and John may be deemed to be the indirect beneficial owners of 209,394 Shares held in the following trusts for the benefit of certain of Susan’s grandchildren, for which Jeff and John serve as co-trustees: the Susan C. Terry Trust for Natalie Grace Bagwell, the Susan C. Terry Trust for Leyton Andrew Bagwell, the Susan C. Terry Trust for Henry Lawson Bagwell, the Susan C. Terry Trust for Harley Virginia Terry, the Susan C. Terry Trust for Brinkley Louise Terry, the Susan C. Terry Trust for Lillian Everett Terry, the Susan C. Terry Trust for Jack Daniel Terry, the Susan C. Terry Trust for Bailey Hunter Terry, the Kathryn Lawson Bagwell 2016 Irrevocable Trust for Natalie Grace Bagwell, the Kathryn Lawson Bagwell 2016 Irrevocable Trust for Leyton Andrew Bagwell and the Kathryn Lawson Bagwell 2016 Irrevocable Trust for Henry Lawson Bagwell.

Susan may be deemed to be the indirect beneficial owner of 514,654 Shares held by Terry Family Associates, LLC, for which she serves as the sole manager.

John may be deemed to be the indirect beneficial owner of 92,128 Shares held in the following trusts for the benefit of John’s stepchildren, for which John’s wife serves as trustee: the John R. Congdon, Jr. 2015 Irrevocable Trust for Michael M. Demo and the John R. Congdon, Jr. 2015 Irrevocable Trust for Brian H. Demo. John disclaims beneficial ownership of these Shares.

Jeff may be deemed to be the indirect beneficial owner of 84,986 Shares held in the following trusts for the benefit of Jeff’s stepchildren, for which Jeff’s wife serves as trustee: the Jeffrey W. Congdon 2015 Irrevocable Trust for Katherine Sirles Conway and the Jeffrey W. Congdon 2015 Irrevocable Trust for Page Elizabeth Ruhsam. Jeff disclaims beneficial ownership of these Shares.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Item 5(c) is hereby amended and restated as follows:

Schedule A attached hereto lists all recent transactions in Shares engaged in by the Reporting Persons, other than certain routine estate planning transfers that did not result in any change in the beneficial ownership of the Reporting Persons.

Item 5(e) is hereby amended and restated as follows:

John and Jeff each ceased to be the beneficial owner of more than five percent of the Shares on November 11, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.
John R. Congdon, Jr.

JEFFREY W. CONGDON

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney

SUSAN C. TERRY

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney

SCHEDULE A

Reporting Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction
John, as trustee of the John R. Congdon Trust for Jeffrey W. Congdon, Jr.	08/08/2016	Sale	1,850	$70.87	Open Market Sale
John, as trustee of the John R. Congdon Trust for Mark R. Congdon	08/08/2016	Sale	1,850	$70.87	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Michael D. Congdon	08/08/2016	Sale	1,850	$70.87	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Mary Evelyn Congdon	08/08/2016	Sale	1,850	$70.87	Open Market Sale
Jeff and John, as co-trustees of the John R. Congdon Trust for Nathaniel Everett Terry	08/08/2016	Sale	1,850	$70.87	Open Market Sale
John, as trustee of the Katherine Sirles Conway Irrevocable Trust	08/08/2016	Sale	325	$70.87	Open Market Sale
John, as trustee of the Page Elizabeth Conway Irrevocable Trust	08/08/2016	Sale	325	$70.87	Open Market Sale
John, as trustee of the John R. Congdon, Jr. Revocable Trust	08/08/2016	Sale	3,800	$70.87	Open Market Sale
Jeff, as trustee of the Jeffrey W. Congdon Revocable Trust	08/08/2016	Sale	6,243	$70.87	Open Market Sale
Susan, as trustee of the Susan C. Terry Revocable Trust	08/08/2016	Sale	5,389	$70.87	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Michael D. Congdon	08/09/2016	Sale	7,900	$69.99	Open Market Sale
John, as trustee of the John R. Congdon Trust for Jeffrey W. Congdon, Jr.	08/09/2016	Sale	7,900	$69.99	Open Market Sale
John, as trustee of the John R. Congdon Trust for Mark R. Congdon	08/09/2016	Sale	7,900	$69.99	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Mary Evelyn Congdon	08/09/2016	Sale	7,900	$69.99	Open Market Sale
Jeff and John, as co-trustees of the John R. Congdon Trust for Nathaniel Everett Terry	08/09/2016	Sale	7,900	$69.99	Open Market Sale
John, as trustee of the Katherine Sirles Conway Irrevocable Trust	08/09/2016	Sale	1,050	$69.99	Open Market Sale
John, as trustee of the Page Elizabeth Conway Irrevocable Trust	08/09/2016	Sale	1,050	$69.99	Open Market Sale
John, as trustee of the John R. Congdon, Jr. Revocable Trust	08/09/2016	Sale	16,100	$69.99	Open Market Sale
Jeff, as trustee of the Jeffrey W. Congdon Revocable Trust	08/09/2016	Sale	26,100	$69.99	Open Market Sale
Susan, as trustee of the Susan C. Terry Revocable Trust	08/09/2016	Sale	22,400	$69.99	Open Market Sale
John, as trustee of the John R. Congdon Trust for Jeffrey W. Congdon, Jr.	08/10/2016	Sale	3,450	$69.75	Open Market Sale
John, as trustee of the John R. Congdon Trust for Mark R. Congdon	08/10/2016	Sale	3,450	$69.75	Open Market Sale

Reporting Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction
Jeff, as trustee of the John R. Congdon Trust for Michael D. Congdon	08/10/2016	Sale	3,450	$69.75	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Mary Evelyn Congdon	08/10/2016	Sale	3,450	$69.75	Open Market Sale
Jeff and John, as co-trustees of the John R. Congdon Trust for Nathaniel Everett Terry	08/10/2016	Sale	3,450	$69.75	Open Market Sale
John, as trustee of the Katherine Sirles Conway Irrevocable Trust	08/10/2016	Sale	425	$69.75	Open Market Sale
John, as trustee of the Page Elizabeth Conway Irrevocable Trust	08/10/2016	Sale	425	$69.75	Open Market Sale
John, as trustee of the John R. Congdon, Jr. Revocable Trust	08/10/2016	Sale	7,000	$69.75	Open Market Sale
Jeff, as trustee of the Jeffrey W. Congdon Revocable Trust	08/10/2016	Sale	11,300	$69.75	Open Market Sale
Susan, as trustee of the Susan C. Terry Revocable Trust	08/10/2016	Sale	9,700	$69.75	Open Market Sale
John, as trustee of the John R. Congdon Trust for Jeffrey W. Congdon, Jr.	08/11/2016	Sale	3,500	$70.04	Open Market Sale
John, as trustee of the John R. Congdon Trust for Mark R. Congdon	08/11/2016	Sale	3,500	$70.04	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Michael D. Congdon	08/11/2016	Sale	3,500	$70.04	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Mary Evelyn Congdon	08/11/2016	Sale	3,500	$70.04	Open Market Sale
Jeff and John, as co-trustees of the John R. Congdon Trust for Nathaniel Everett Terry	08/11/2016	Sale	3,500	$70.04	Open Market Sale
John, as trustee of the Katherine Sirles Conway Irrevocable Trust	08/11/2016	Sale	100	$70.04	Open Market Sale
John, as trustee of the Page Elizabeth Conway Irrevocable Trust	08/11/2016	Sale	100	$70.04	Open Market Sale
John, as trustee of the John R. Congdon, Jr. Revocable Trust	08/11/2016	Sale	7,100	$70.04	Open Market Sale
Jeff, as trustee of the Jeffrey W. Congdon Revocable Trust	08/11/2016	Sale	11,500	$70.04	Open Market Sale
Susan, as trustee of the Susan C. Terry Revocable Trust	08/11/2016	Sale	9,800	$70.04	Open Market Sale
John, as trustee of the John R. Congdon Trust for Jeffrey W. Congdon, Jr.	08/12/2016	Sale	3,300	$69.64	Open Market Sale
John, as trustee of the John R. Congdon Trust for Mark R. Congdon	08/12/2016	Sale	3,300	$69.64	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Michael D. Congdon	08/12/2016	Sale	3,300	$69.64	Open Market Sale
Jeff, as trustee of the John R. Congdon Trust for Mary Evelyn Congdon	08/12/2016	Sale	3,300	$69.64	Open Market Sale
Jeff and John, as co-trustees of the John R. Congdon Trust for Nathaniel Everett Terry	08/12/2016	Sale	3,300	$69.64	Open Market Sale
John, as trustee of the Katherine Sirles Conway Irrevocable Trust	08/12/2016	Sale	100	$69.64	Open Market Sale

Reporting Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction
John, as trustee of the Page Elizabeth Conway Irrevocable Trust	08/12/2016	Sale	100	$69.64	Open Market Sale
John, as trustee of the John R. Congdon, Jr. Revocable Trust	08/12/2016	Sale	6,000	$69.64	Open Market Sale
Jeff, as trustee of the Jeffrey W. Congdon Revocable Trust	08/12/2016	Sale	9,100	$69.64	Open Market Sale
Susan, as trustee of the Susan C. Terry Revocable Trust	08/12/2016	Sale	9,400	$69.64	Open Market Sale
John, as trustee of the Katherine Sirles Conway Irrevocable Trust	08/18/2016	Sale	1,321	$69.50	Open Market Sale
John, as trustee of the Page Elizabeth Conway Irrevocable Trust	08/18/2016	Sale	1,321	$69.50	Open Market Sale
John, as trustee of the Katherine Sirles Conway Irrevocable Trust	08/19/2016	Sale	1,321	$69.84	Open Market Sale
John, as trustee of the Page Elizabeth Conway Irrevocable Trust	08/19/2016	Sale	1,321	$69.84	Open Market Sale
John, as trustee of the Katherine Sirles Conway Irrevocable Trust	08/22/2016	Sale	1,321	$69.35	Open Market Sale
John, as trustee of the Page Elizabeth Conway Irrevocable Trust	08/22/2016	Sale	1,321	$69.35	Open Market Sale
Susan, as manager of Terry Family Associates, LLC	08/23/2016	Sale	24,555	$69.84	Open Market Sale
Jeff and John, as co-trustees of the John R. Congdon Trust for Nathaniel Everett Terry	11/11/2016	Transfer	419,383	$0.00	Estate Planning Transfer(1)
Jeff and John, as co-managers of Congdon Family, LLC	11/11/2016	Distribution	2,675,566	$0.00	Proportional Distribution(2)

(1)	In accordance with the terms of the John R. Congdon Trust for Nathaniel Everett Terry (the “Trust”), all Shares held in the Trust were transferred as of the date noted above to a newly established trust for the benefit of Nathaniel Everett Terry for which none of the Reporting Persons serve as a trustee.
(2)	On November 11, 2016, Congdon Family, LLC distributed all Shares held by it on a proportional basis as follows: 608,877 Shares to each of the John R. Congdon, Jr. Revocable Trust and Jeffrey W. Congdon Revocable Trust; 693,864 Shares to the Susan C. Terry Revocable Trust; 42,493 Shares to each of the John R. Congdon, Jr. 2015 Irrevocable Trust for Michael M. Demo, the John R. Congdon, Jr. 2015 Irrevocable Trust for Brian H. Demo, the Jeffrey W. Congdon 2015 Irrevocable Trust for Katherine Sirles Conway and the Jeffrey W. Congdon 2015 Irrevocable Trust for Page Elizabeth Ruhsam; 65,996 Shares to the John R. Congdon, Jr. 2012 Irrevocable Trust for Peter W. Congdon; 65,998 Shares to each of the John R. Congdon, Jr. 2012 Irrevocable Trust for Michael D. Congdon and the John R. Congdon, Jr. 2012 Irrevocable Trust for Mary Evelyn Congdon; 98,996 Shares to each of the Jeffrey W. Congdon 2012 Irrevocable Trust for Jeffrey W. Congdon, Jr. and the Jeffrey W. Congdon 2012 Irrevocable Trust for Mark R. Congdon; and 24,749 Shares to each of the Susan C. Terry Trust for Natalie Grace Bagwell, the Susan C. Terry Trust for Leyton Andrew Bagwell, the Susan C. Terry Trust for Henry Lawson Bagwell, the Susan C. Terry Trust for Harley Virginia Terry, the Susan C. Terry Trust for Brinkley Louise Terry, the Susan C. Terry Trust for Lillian Everett Terry, the Susan C. Terry Trust for Jack Daniel Terry and the Susan C. Terry Trust for Bailey Hunter Terry.